NO ACT

PE
1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08045129

Received SEC

MAR 28 2008

Washington, DC 20549

March 28, 2008

Geoffrey W. Edwards
Wal-Mart Stores, Inc.
Legal
702 SW 8th Street
Bentonville, AR 72716

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/28/2008

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2008

Dear Mr. Edwards:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to Wal-Mart by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

WAL*MART

RECEIVED

2008 JAN 28 AM 9:07

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Legal

Geoffrey W. Edwards
Geoffrey.Edwardst@walmartlegal.com

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

January 24, 2008

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of the AFL-CIO Reserve Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by the AFL-CIO Reserve Fund (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests the Board of Directors of the Company (the "*Board*") to "adopt a policy for the Board to recoup for the benefit of our Company any future compensation to senior executive officers to the extent that the compensation was based on fraudulent or illegal conduct or other similar misconduct." The Proposal states that "this policy would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible." The supporting statement in the Proposal explains that such a policy would facilitate the Company's ability to recoup money that was not earned or deserved as a result of "such misconduct." The nature of the misconduct referred to is unclear. The supporting statement also notes the Board should have a policy of reviewing "any payments in such situations to recoup money that was not earned or deserved."

The Company notes that most of the Proposal's Supporting Statement relates to a baseless allegation that the Company has failed to comply with the Compensation, Nominating and Governance Committee's (the "*CNGC*") charter relating to the appointment of compensation consultants by the CNGC. This provision in the charter is modeled after similar language in the New York Stock Exchange's rules for listed companies. That matter, of course, has nothing to do with whether the Company will recoup compensation from senior executive officers who have engaged in fraudulent or illegal conduct or other misconduct. The Proponent had submitted a proposal for inclusion in the Company's proxy materials relating to its 2007 annual shareholders' meeting that occurred on June 1, 2007 (the "*2007 Proxy Materials*") that addressed the issue of the appointment of compensation consultants. The Staff concurred that the Company could exclude that proposal from the 2007 Proxy Materials, which the Company did. Thereafter, the Proponent complained to the New York Stock Exchange that the Company was failing to comply with the rules for listed companies. However, the New York Stock Exchange informed the Proponent in writing that the conduct the Proponent had criticized is wholly consistent with the rules that the Proponent claimed the Company had violated. A copy of the letter from the New York Stock Exchange is attached hereto as Exhibit B. In fact, the Company has not violated its corporate governance rules, including the charter of the CNGC. The discussion in the Proposal's Supporting Statement relating to that issue is gratuitous, irrelevant and misleading and is intended to do nothing more than embarrass and punish the Company as a result of the Company's opposition to the Proponent's prior proposal and tactics and the failure of the Proponent to succeed in including its proposal in the 2007 Proxy Materials.

II. Ground for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

- the Proposal has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10); and
- the Proposal is designed to further a personal grievance and personal interest of the Proponent not shared by the other shareholders of the Company at large as contemplated by Rule 14a-8(i)(4).

A. The Proposal has been substantially implemented by the Company and is excludable under Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a proposal may be omitted from a registrant's proxy statement if such proposal has already been substantially implemented by the registrant. As stated by the Commission in the predecessor to Rule 14a-8(i)(1), the general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976). Furthermore, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (avail. Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g.*, *Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) [1]; *The Talbots, Inc.* (avail. Apr. 5, 2002)[2]; *AMR Corp.* (avail. Apr. 17, 2000)[3]; *Masco Corp.* (avail. Mar. 29, 1999)[4]; *Erie Indemnity Co.* (avail. Mar. 15, 1999)[5]; *Nordstrom Inc.* (avail. Feb. 8, 1995)[6]. The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the objectives sought by the Proponent through adherence to various internal policies, practices and procedures.

The Proposal requests generally that the Company adopt a policy enabling it to recoup senior executive compensation should it be found that at the time the compensation was paid, the receipt or amount of such compensation was influenced by the misconduct of the senior executive officer. According to the Company's 2007 Proxy Statement, for the Company's fiscal year ended January 31, 2007, the compensation of the Company's senior executive officers consisted principally of, and therefore the Proposal would seek to enable the possible disgorgement of:

(1) base salary;

(2) annual cash incentive payments; and

(3) equity based compensation, including stock options and performance-based shares.

The elements of the senior executive officers' compensation for the fiscal year to end January 31, 2008 is the same as described above. Each of these components of a senior executive officer's compensation is both granted pursuant to, and subject to, either an agreement entered into by the Company and the senior executive officer, a plan properly adopted by the Board (and where required, approved by the Company's shareholders) or, where appropriate, by action of the Board, a committee of the Board or another official pursuant to authority delegated by the Board. The Company does not enter into employment agreements with any of its senior executive officers, although it does have a post-termination agreement (which is a non-competition and severance agreement) with the senior executive officers (the "*Post-Termination Agreement*"). Upon their initial hiring, most officers' and many other members of management's initial base salaries and other elements of compensation are typically set in an offer letter (the "*Offer Letter*"), and, for executive officer compensation, later by action of the CNGC or another committee of the Board. Annual cash incentive payments are awarded pursuant to the

[1] Both permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.
[2] Permitting exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards.
[3] Permitting exclusion of a proposal where the company had already implemented such a policy.
[4] Permitting exclusion of a proposal upon notice that the company had already adopted a similar resolution.
[5] Permitting exclusion of a proposal to make the company's conflict of interests policy applicable to gifts to directors where the company had already adopted a resolution generally barring acceptance of gifts of greater than nominal value by directors.
[6] Permitting exclusion of a proposal that the company adopt a code of conduct for its foreign suppliers that was substantially covered by existing company guidelines as being moot.

Company's Management Incentive Plan (the "*MIP*") and equity based compensation is awarded pursuant to the Company's Stock Incentive Plan of 2005 (the "*Stock Incentive Plan*"), both of which have been approved by shareholders. Also, certain amounts may be payable to senior executive officers with respect to amounts of compensation deferred or otherwise under the Company's Officer Deferred Compensation Plan ("the "*ODCP*") and certain amounts may be payable under the Supplemental Executive Retirement Plan (the "*SERP*").

Upon termination of a senior executive officer's employment with the Company, it is the Company's general practice to enter into a separation agreement (the "*Separation Agreement*") with such executive officer. Among other provisions, the Separation Agreement outlines the terms of the executive officers's post-separation relationship with the Company including the right to receive certain separation payments and the other benefits agreed to between the Company and the Associate, in exchange for the executive officer agreeing to certain releases and post-separation warranties. Section 8 of the Company's form of Separation Agreement states:

> The Associate further acknowledges that the Associate has complied with the applicable Statement of Ethics during the Associate's employment. The discovery of a failure to abide by the Statement of Ethics, whenever discovered, shall entitle Wal-Mart to suspend and recoup any payments paid or due under this Agreement or any other agreements between the parties.

The Statement of Ethics applies to all Associates of the Company, including each and every senior executive officer of the Company, and requires them to:

- Follow the law at all times;
- Be honest and fair;
- Never manipulate, misrepresent, abuse or conceal information;
- Avoid conflicts of interest between work and personal affairs;
- Never discriminate against anyone;
- Never act unethically - even if someone else instructs him or her to do so;
- Never ask someone to act unethically;
- Seek assistance if he or she has questions about this Statement of Ethics or if faces an ethical dilemma;
- Cooperate with any investigation of a possible ethics violation; and
- Report ethics violations or suspected violations.

Although the Proponent does not specifically list or give examples describing the particular type(s) of "fraudulent or illegal conduct" it wishes to protect the Company and its shareholders from with the Proposal, the Proponent's concerns are undoubtedly covered by this list of prohibited actions in the Statement of Ethics. Thus, in the event the Company discovers, at any time, that a senior executive officer failed to adhere to the Statement of Ethics, pursuant to Section 8 of the Separation Agreement the Company is "entitled to suspend or recoup any payments paid or due" under the Separation Agreement, the Offer Letter, the MIP, the Stock Incentive Plan, any award agreement thereunder or any other agreement.

Finally, while not specifically addressing the recoupment of compensation that has already been paid to a senior executive officer, as suggested by the Proposal, the Company's commitment to protecting itself and its shareholders against the unjust enrichment of any associate as a result of such associate's misconduct is further exemplified by the various provisions appearing in the form of the Offer Letter, the MIP and the Stock Incentive Plan providing for either termination of payments under the related document or the forfeiture of benefits that would have been available to the associate had the misconduct not occurred.

Article III of the form of Offer Letter states:

> In the event your commitment to Wal-Mart changes and you...are terminated for a violation of Wal-Mart's Statement of Ethics within the first year (12 months) after the commencement of your employment, you will receive no further payments provided for in this offer letter, unless required by law or through a Wal-Mart plan or program, and you will be responsible for reimbursement of all relocation expenses provided for in this Article III. There will also be a charge to cover costs associated with the use of an outside moving service.

Section 4.2 of the MIP states:

> To be eligible for payment of any Incentive Plan Award, the Participant must:...(iii) have not engaged in any act deemed by the [Compensation, Nominating and Governance] Committee to be inimical to the best interest of the Company...; and (iv) otherwise complied with Company...policies at all times prior to the date of the Incentive Plan Award is actually paid.

Sections 11.4 and 2.4 of the Stock Incentive Plan state:

> Notwithstanding anything to the contrary contained in the Plan, any Recipient upon a finding of "cause" by the Committee shall forfeit all Plan Awards (and rights thereunder) and restricted Stock granted under the Plan, whether or not vested or otherwise exerciseable.
>
> "Cause" mean's an Associate's commission of any act deemed detrimental to the best interest of Wal-Mart...as determined in the sole discretion of the Committee.

Section 2.(A) of the form of Post-Termination Agreement states:

> Transition Payments will not be payable if the Associate is terminated as the result of a violation of Wal-Mart policy.

In summary, in the event an associate is found to have conducted himself or herself in a way that violated the Company's Statement of Ethics and such individual has entered into the

Company's current form Separation Agreement, pursuant to Section 8 of the Separation Agreement the Company has the right to seek recoupment of such individual's compensation. In cases where Section 8 of the Separation Agreement is not in force or is inapplicable, the Company's practice is to diligently pursue such matters using every avenue legally available to the Company in those circumstances which the pursuit of such matters are legally practical and makes sense economically.

Regardless of any protective measures taken by a company, the process of recouping compensation, especially base salary and other cash compensation, already paid to an individual, is difficult and it is impossible to predict the outcome of any such matter. The Company has taken the steps it believes are reasonably necessary and legally available to it to protect its interests and those of its shareholders in the event a senior executive officer should be determined not to be entitled to receive compensation as a result of his or her misconduct. As described above, the Company has implemented multiple safeguards allowing the Company to both cease compensating a malfeasant associate and to recoup any compensation paid to such individual during their period of malfeasance.

Based on the foregoing, the Company believes that it may exclude the Proposal because the Company has already implemented a series of policies, practices and procedures that render the Proposal moot as result of being substantially implemented by the Company.

B. The Proposal relates to a personal interest of the Proponent, and, accordingly, is excludable under Rule 14a-8(i)(4).

Under Rule 14a-8(i)(4), a proposal may be omitted from a registrant's proxy statement if such proposal "is designed ... to further a personal interest, which is not shared by the other shareholders at large." The Commission has stated that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Proposal is excludable as relating to redress of a personal claim or grievance even if the Staff finds that the Proposal on its face involves a matter of general interest to all shareowners. Exchange Act Release No. 19135 (Oct. 14, 1982) (which states that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest").

The Supporting Statement's discussion of the Company's purported "fail[ure] to comply with the corporate governance rules it adopted in the CNGC Charter" makes clear that the Proponent's real reason for filing the Proposal is to punish the Company for its opposition to the Proponent's prior proposal and the failure of the Proponent to succeed in including its proposal in the 2007 Proxy Materials. The Proponent admits that most of the Supporting Statement is irrelevant to the Proposal when it states: "Though the proposal may not apply to the aforementioned example, it shows why the Board would need a policy as described in the proposal going forward." By submission of the Proposal and its Supporting Statement, the Proponent is attempting to again argue that the Company's use of outside consultants is somehow violative of the New York Stock Exchange rules and the CNGC's charter, despite the fact that the New York Stock Exchange has unequivocally stated otherwise. The Proponent is also attempting to again raise the same issue that it raised in its proposal for inclusion in the 2007

Proxy Materials and about which the Staff correctly concurred could be excluded from the 2007 Proxy Materials.

Based on the foregoing, the Company believes that it may exclude the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(4) as the Proposal relates to a personal interest of the Proponent.

III. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 204-6483 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Geoffrey W. Edwards

cc: Daniel F. Pedrotty
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Enclosures

Exhibit A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 20, 2007

By UPS Next Day Air

Mr. Jeffrey J. Gearhart, Vice President, General Counsel,
Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Wal-Mart Stores, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 2,200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal:

RESOLVED: Shareholders request the board of directors (the "Board") of Wal-Mart Stores, Inc. ("Wal-Mart," or the "Company") to adopt a policy for the Board to recoup for the benefit of our Company any future compensation to senior executive officers to the extent that the compensation was based on fraudulent or illegal conduct or other similar misconduct.

This would include that all applicable employment agreements and incentive plans adopt enabling or consistent text as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

Supporting Statement:

On November 4, 2003, the New York Stock Exchange ("NYSE") recommended that sole authority to choose executive compensation consultants be vested with a committee of non-employee members of the board of directors. Wal-Mart, a NYSE-listed company, claims to have implemented this recommendation since at least 2003, according to its 2003 proxy statement.

However, we believe that Wal-Mart's management, instead of a committee of non-employee members of the Board, selected the executive compensation consultants who advise the Board on executive pay. According to a February 28, 2007 article in *The Wall Street Journal*, a Wal-Mart spokesman told reporters that the Hay Group advises management on compensation, and the Board's Compensation, Nominating, and Governance Committee ("CNGC") was considering whether to hire its own consultant. In a March 15, 2007 letter to the Office of State Treasurer of Connecticut, CNGC Chair M. Michele Burns stated that the CNGC began considering consultants in September 2006 and selected Watson Wyatt at a meeting on January 22, 2007.

These conflicting representations lead us to believe that Wal-Mart may have failed to comply with the corporate governance rules it adopted in the CNGC Charter. If the CNGC did not comply with the terms of its charter, as the committee had led shareholders to believe, we feel that Wal-Mart's recent senior executive equity pay may be subject to disgorgement.

In our view, compensation based on such misconduct constitutes undeserved compensation. Though the proposal may not apply to the aforementioned example, it shows why the Board would need a policy as described in the proposal going forward. We believe that the Board should have a policy of reviewing any payments in such situations to recoup money that was not earned or deserved.

Exhibit B

Janice O'Neill
Senior Vice President
Corporate Compliance

NYSE Regulation

NYSE Regulation, Inc. | 20 Broad Street
New York, New York 10005
t 212.656.2407 | f 212.656.5780
joneill@nyse.com

March 7, 2007

Richard L. Trumka
Secretary-Treasurer
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

Dear Mr. Trumka,

This letter is acknowledgement of receipt of your letter addressed to Susan Merrill dated March 5, 2007. As I explained in my letter to you dated March 2, 2007, Susan Merrill's role at NYSE Regulation does not encompass the oversight of our listed issuers' compliance with NYSE listing standards. Please direct any future correspondence on this subject to me.

As I stated in my March 2nd letter to you, the particular commentary in Section 303A.05 of the NYSE Listed Company Manual on which you have focused is a recommendation, not a requirement, and in addition, this recommendation does not envision that company management would be precluded from retaining its own consultant.

I also note that NYSE Rules 312(b)(3), 313 and 472 which you reference in your letter are rules solely applicable to NYSE member organizations (broker-dealers who hold NYSE trading rights) and are not applicable to NYSE-listed issuers. Rules applicable to listed issuers are located in the NYSE Listed Company Manual.

Sincerely,

Janice O'Neill

cc: Samuel A. Guess, Associate General Counsel and Assistant Secretary, Wal-Mart

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2008

The proposal requests that the board adopt a policy to recoup any future compensation to senior executive officers to the extent that the compensation was based on fraudulent, illegal or other similar misconduct.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney Adviser

END